

October 3, 2012

Via E-mail
Carlos E. Alberini
Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 19, 2012**
> **File No. 333-176767**

Dear Mr. Alberini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Risk Factors, page 5

1. Please include in the last summary risk factor on page 6 the fact that Mr. Friedman resigned following an investigation by your board of directors.

Risk Factors, page 18

Risks Related to our Business, page 18

Our former Chairman and Co-Chief Executive Officer . . . ., page 19

2. Please also disclose in this risk factor the ongoing relationship between Home Holdings, you, and Hierarchy, an entity in which Mr. Friedman will have a controlling interest.

Liquidity and Capital Resources, page 69

3. Please tell us your consideration of describing how you expect the absence of cash flows, or absence of negative cash flows, related to your transfer to Hierarchy of your apparel-related assets to impact your future liquidity and capital resources.

Critical Accounting Policies and Estimates, page 74

Income Taxes, page 80

4. We read your disclosure on page 80 where you state, "[W]e continue to assess the need for a valuation allowance and any changes in our assessment could result in a material impact to income tax expense." Explain to us and disclose in further detail why you have recorded a full valuation allowance against your US and Shanghai net deferred tax assets. Further, please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to disclose the general risks that lead to the conclusion that it was more likely than not that the majority of your deferred tax benefits would not be realized as of July 28, 2012. Refer to ASC 740-10-30-5 and the requirement in Item 303(a)(3) of Regulation S-K to disclose events and uncertainties that management reasonably expects will have a material impact on results of operations. If you anticipate that it is at least reasonably possible that a change in the valuation adjustment will occur in the near term, your financial statements must disclose this possibility. Refer to ASC 275-10-50-6 through 50-15.

Certain Relationships and Related Party Transactions, page 120

Arrangements with Hierarchy, page 123

5. Please disclose the percentage of ownership that Home Holdings will have, and which you will have the right to acquire, in Hierarchy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP